March 12, 2019

Sonny Oh

Senior Counsel

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: Northern Lights Fund Trust; File Nos. 333-122917, 811-21720

Dear Mr. Oh:

On January 11, 2019, Northern Lights Fund Trust (the “Trust”) filed a Registration Statement under the Securities Act of 1933 and the Investment Company Act of 1940 (the “1940 Act”) on Form N-1A on behalf of Athena Behavioral Tactical Fund (the “Fund”).

The Trust has revised the disclosure in the Fund’s prospectus and statement of additional information in response to comments given by you via telephone to Joshua Hinderliter on February 26, 2019, except as indicated below. Your comments are summarized below, with corresponding responses following each comment, which the Registrant has authorized Thompson Hine LLP to make on behalf of the Registrant. Capitalized terms used but not otherwise defined herein have the meanings ascribed to them in the document to which the applicable comment relates.

General

1.	Comment: Please ensure that all series and class identifies have been updated to correspond with the Fund’s new name.

Response: The Registrant so confirms

2.	Comment: Please disclose the Fund’s former name of the cover page.

Response: The Fund’s former name has been added to the cover page.

3.	Comment: If applicable, please provide the disclosure required by Item 1(a)(5) on the Fund’s front cover with respect to the optional internet availability of shareholder reports.

Response: The requested disclosure has been added.

Prospectus

Fee Table

4.	Comment: With regard to the disclosure, “More information about these and other discounts is available from your financial professional and in How to Purchase Shares on page [ ] of the

Fund’s Prospectus.” – please ensure that the section title and page reference for the cross reference are correct.

Response: The disclosure has been revised to cross reference to the “Share Classes” section.

5.	Comment: Please confirm if the Fund intends to sell Class C and Class I shares as “clean shares”. If so, please add the disclosure discussed in the Capital Group No-Action letter.

Response: The Fund’s Class C and Class I shares are not intended to be “clean shares.”

6.	Comment: With regard to the disclosure, “…recoupment from the Funds in future years on a rolling three year basis (within the three years after the end of the fiscal year during which fees were waived or reimbursed) if such recoupment can be achieved within the foregoing expense limits.” – please add “and the expense limit at the time of recoupment.”

Response: The disclosure has been revised as follows (italics added for emphasis):

These fee waivers and expense reimbursements are subject to possible recoupment from the Fund in future years on a rolling three-year basis (within the three years after the fiscal year end in which the fees have been waived or reimbursed) if such recoupment can be achieved within the foregoing expense limits and the expense limit at the time of recoupment.

Expense Example

7.	Comment: Please add disclosure explaining that the expense waiver is only included in the example for as long as its duration.

Response: The disclosure has been revised as follows (italics added for emphasis):

The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of those periods. The Example also assumes that your investment has a 5% return each year, that the Fund’s operating expenses remain the same, and that the Adviser’s fee waiver is only in effect for the term of the waiver. Although your actual costs may be higher or lower, based upon these assumptions your costs would be:

Portfolio Turnover

8.	Comment: Given that portfolio turnover was 97% for the Fund’s most recent fiscal year, please add Portfolio Turnover Risk to the Fund’s principal risks.

Response: The disclosure has been revised as follows for the Fund’s summary and statutory risk sections:

Portfolio Turnover Risk: A higher portfolio turnover will result in higher transactional and brokerage costs.

Portfolio Turnover Risk: A higher portfolio turnover may result in higher transactional and brokerage costs associated with the turnover which may reduce the Fund’s return, unless the securities traded can be bought and sold without corresponding commission costs. Active trading of securities may also increase the Fund’s realized capital gains or losses, which may affect the taxes you pay as a Fund shareholder.

Principal Investment Strategies

9.	Comment: Per the guidance provided in the Barry Miller No-Action Letter, please ensure that all derivative disclosures contained within are tailored specifically to the Fund’s investment practices.

Response: The Registrant so confirms.

10.	Comment: Please revise the disclosure to explain what “patented behavioral research” means in plain English and further explain how it ties into the Fund’s strategy.

Response: The disclosure has been revised as follows (italics added for emphasis):

The Fund is designed to invest in global markets which the portfolio managers believe have the most attractive expected returns on an unconstrained basis. The portfolio managers use patented research related to behavioral finance to determine what they believe are the most attractive equity markets, levels of exposure and capitalization ranges in which to invest. If no equity markets are deemed attractive, the Fund may invest in cash equivalents until the portfolio managers believe more attractive opportunities are available.

11.	Comment: With regard to the disclosure, “The portfolio managers will select investments they believe exhibit attractive characteristics to expose the portfolio to targeted markets…” – please revise to state in plain English what “targeted markets” are.

Response: The disclosure has been revised as follows (italics added for emphasis):

The strategy relies on what the portfolio managers believe to be unique behavioral indicators that measure macro-level investor preferences for specific investment strategies and return factors. These market barometers are used to estimate expected returns across global equity markets and capitalization levels. These expected returns are used to determine what are believed to be the most attractive equity markets, levels of exposure and capitalization ranges. The portfolio managers then select specific investments they believe exhibit attractive characteristics to expose the portfolio to targeted domestic and foreign equity markets or segments of markets, including high correlation with the targeted market, level of exposure, liquidity, simplicity of implementation, and expense. If the expected return is high enough, the Fund can take opportunistic positions up to two times market exposure. The Fund may invest in options positions when the portfolio managers determines that options provide a more efficient way to increase or reduce the Fund’s overall market exposure.

12.	Comment: Please combine the disclosure, “…believe to be unique behavioral indicators…” with the disclosure discussing “patented behavioral research” and restate in plain English.

Response: The disclosure has been revised. Please see the Response to Comment 11.

Principal Investment Risks

13.	Comment: Please reorder the Fund’s principal investment risks by means of their significance to the Fund.

Response: The Registrant respectfully declines to revise the existing disclosure.

14.	Comment: With regard to “Credit Risk”, “Interest Rate Risk”, “Small and Medium Capitalization Company Risk”, “U.S. Government Securities Risk”, and “Value Investing Risk” – please confirm that these risks are applicable to the Fund. If so, please add the corresponding disclosure in the Fund’s principal investment strategies. If not, please remove.

Response: The Registrant believes that “Credit Risk”, “Interest Rate Risk”, “Small and Medium Capitalization Company Risk”, “U.S. Government Securities Risk”, and “Value Investing Risk” are all appropriately included as principal investment risks of the Fund and are adequately addressed in the Fund’s principal investment strategies.

15.	Comment: Please either add a standalone “Patented Behavioral Research Strategy Risk” or expand the “Management Risk” disclosure to include sufficient discussion of such a risk.

Response: The disclosure has been revised as follows (italics added for emphasis):

Management Risk: The net asset value of the Fund changes daily based on the performance of the securities in which it invests. The portfolio managers’ judgments regarding market behavioral indicators and the attractiveness, value and potential appreciation of particular asset classes and securities in which the Fund invests may prove to be incorrect and may not produce the desired results. Additionally, the judgments about the potential performance of the Fund’s investment portfolio, within the Fund’s investment policies and risk parameters, may prove incorrect and may not produce the desired results.

16.	Comment: With regard to “Volatility Risk” – please identify the types of securities that the Fund would invest in that would exhibit substantial volatility. If none, consider deleting.

Response: The Registrant respectfully declines to revise the existing disclosure. The Registrant notes that Volatility Risk may be applicable to the overall tactical strategy of the Fund rather than any particular security.

Performance

17.	Comment: Please revise the disclosure, “Although Class I and Class A shares would have similar annual returns to Class C shares…” to read: “Although Class A and Class C shares would have similar annual returns to Class I shares….”

Response: The disclosure has been revised as requested.

18.	Comment: Please update the bar chart to include performance for 2018.

Response: The following chart has been added:

19.	Comment: Please include Class C before tax returns performance in the table.

Response: Class C shares are were not offered for sale during the previous fiscal year, therefore the performance table cannot be revised as requested.

Portfolio Managers

20.	Comment: With regard to the disclosure, “Each served as a portfolio manager of the Fund from inception until May 2016 and then resumed as portfolio managers in August 2016.” – please explain the gap in service to the Fund in the fuller portfolio manager discussion.

Response: The following disclosure has been added:

From May 2016 until August 2016, AthenaInvest LLC did not serve as the sub-adviser to the Fund.

21.	Comment: Please add the month and year that the portfolio managers began managing the Fund.

Response: The disclosure has been revised as follows (italics added for emphasis):

Each served as a portfolio manager of the Fund from inception in May 2015 until May 2016 and then resumed as portfolio managers in August 2016.

Athena’s Investment Process

22.	Comment: Given the disclosure in this section, please add “Leverage Risk” to the Fund’s principal investment risks.

Response: The disclosure has been revised as follows for the Fund’s summary and statutory risk sections:

Leverage Risk: The use of leverage by the Fund, such as borrowing money to purchase securities or the use of options, will cause the Fund to incur additional expenses and magnify the Fund's gains or losses.

Leverage Risk: Using derivatives can create leverage, which can amplify the effects of market volatility on the Fund's share price and make the Fund's returns more volatile. The use of leverage may cause the Fund to liquidate portfolio positions when it would not be advantageous to do so in order to satisfy its obligations. The use of leverage may also cause the Fund to have higher expenses than those of mutual funds that do not use such techniques.

Temporary Investments

23.	Comment: Please disclose if the money market funds that the Fund may invest in will be affiliated or unaffiliated.

Response: The disclosure has been revised as follows (italics added for emphasis):

To respond to adverse market, economic, political or other conditions, the Fund may invest 100% of its total assets, without limitation, in high-quality short-term debt securities and unaffiliated money market instruments. These short-term debt securities and unaffiliated money market instruments include…

Management – Investment Adviser

24.	Comment: Please update the dates in this section and throughout the registration statement as required by Form N-1A.

Response: The requested disclosure updates have been made.

25.	Comment: Please disclose the title that Mr. Anderson and Mr. Sabre hold with the adviser in the second paragraph of this section.

Response: The disclosure has been revised as follows (italics added for emphasis):

Greg Anderson, President, and John L. Sabre, Chief Executive Officer, Managers of Princeton Fund Advisors

26.	Comment: With regard to the disclosure, “…recoupment from the Funds in future years on a rolling three year basis (within the three years after the end of the fiscal year during which fees were waived or reimbursed) if such recoupment can be achieved within the foregoing expense limits.” – please add “and the expense limit at the time of recoupment.”

Response: The disclosure has been revised as follows (italics added for emphasis):

These fee waivers and expense reimbursements are subject to possible recoupment from the Fund in future years on a rolling three-year basis (within the three years after the fiscal year end in which the fees have been waived or reimbursed) if such recoupment can be achieved within the foregoing expense limits and the expense limit at the time of recoupment.

27.	Comment: Please disclose the availability of the Board of Trustees’ approval of the sub-advisory contract.

Response: The following disclosure has been added:

A discussion regarding the basis for the Board of Trustees’ approval of the sub-advisory agreement is available in the Fund’s annual report to shareholders dated April 30, 2018.

Management – Investment Sub-Adviser

28.	Comment: Rather than provide the sub-adviser’s fee as a percentage of the adviser’s fee. Please provide as a percentage of the Fund’s net assets.

Response: The Registrant respectfully declines to revise the existing disclosure.

29.	Comment: Please add disclosure stating that the portfolio managers listed are jointly and primarily responsible for the day-to-day management of the Fund.

Response: The following disclosure has been added:

Dr. Howard and Mr. Howard are jointly and primarily responsible for the day-to-day management of the Fund.

30.	Comment: If “Athena” is intended to be a defined term in referring to the sub-adviser, please define it prior to first use.

Response: The term “Athena” has been replaced with “AthenaInvest LLC” in Andrew C. Howard’s biography.

Past Performance

31.	Comment: Please confirm supplementally that the Fund has the records to support the calculations of the performance as require by Rule 204-2(a)(16) under the Investment Adviser’s Act.

Response: The Registrant so confirms.

32.	Comment: Please confirm supplementally if account fees are lower than fund fees. If so, then revise the disclosure by applying fund fees to calculate performance.

Response: The disclosure has been revised to include the following (italics added for emphasis):

The accounts in the Composite are not subject to the diversification requirements, specific tax restrictions and investment limitations imposed on the Fund by the 1940 Act, or Subchapter M of the Internal Revenue Code. Consequently, the performance results for the Composite could have been adversely affected if the strategy had been operated as a registered investment company. The Composite was valued on a monthly basis, which differs from the Securities and Exchange Commission's standardized method of calculating performance that employs daily valuation and may produce different results. Composite returns are shown net of the expenses of the Fund’s Class I shares (currently 1.25%). Returns for the Fund’s Class A and Class C shares would be lower because those share classes have higher expense ratios than Class I shares. You should not consider the past performance of the Sub-Adviser’s behavioral tactical strategy as indicative of the future performance of the Fund.

Name	2010(1)	2011	2012	2013(1)	2014	2015	2016	2017	2018
Composite	25.29%	5.19%	15.44%	54.24%	19.85%	0.34%	6.39%	25.77%	-3.22%
MSCI ACWI Index(2)	19.13%	-7.35%	16.13%	22.80%	4.16%	-2.36%	7.86%	23.97%	-9.42%

(1) The inception date for the Composite was August 26, 2010. Returns for 2010 are September 1 through December 31 and are not annualized.

(2) The MSCI ACWI Index represents performance of the full opportunity set of large and mid-cap stocks across 23 developed and 24 emerging markets. As of September 2018, it covers more than 2,700 constituents across 11 sectors and approximately 85% of the free float-adjusted market capitalization in each market.

The chart below shows the average annual historical performance of the Composite.

For the Periods Ended 12/31/18	Composite	MSCI ACWI Index
1 Year	-3.22%	-9.42%
5 Years	9.27%	4.26%
Since Inception*	16.83%	8.27%

* The inception date for the Composite was August 26, 2010.

33.	Comment: Please revise the disclosure to indicate that returns for 2010 are not annualized.

Response: The performance table within this section has been revised to indicate that the footnote stating, “The inception date for the Composite was August 26, 2010. Returns for 2010 are not annualized” applies to the 2010 return column.

How Shares Are Priced

34.	Comment: Consider revising the following disclosure to read: “The NAV takes into account, on a per class basis, the expenses and fees of the Fund, including management, administration, and applicable distribution fees, which are accrued daily.”

Response: The disclosure has been revised as requested.

Share Classes

35.	Comment: Please revise the following disclosure to read: “Class A shares have a maximum sales charge of 5.75% and Class C and Class I shares have none.”

Response: The disclosure has been revised as requested.

Class A Shares

36.	Comment: With regard to the disclosure, “…which may be waived in the Adviser’s discretion…” - specifically disclose under what circumstances the adviser will waive these. Please make this same revision to the Class C section.

Response: The Registrant respectfully declines to revise the existing disclosure.

37.	Comment: With regard to the disclosure, “Clients of financial intermediaries that have entered into arrangements with the Distributor providing for the shares to be used in particular investment products made available to such clients and for which such registered investment advisers may charge a separate fee.” - please describe these agreements with specificity per IM Guidance Update 2016-06. If there are no such agreements, please state that.

Response: The disclosure has been revised to include the following (italics added for emphasis):

Clients of financial intermediaries that have entered into arrangements with the Distributor providing for the shares to be used in particular investment products made available to such clients and for which such registered investment advisers may charge a separate fee [there are no such arrangements in place as of the date of this prospectus].

38.	Comment: Please add the following disclosure found in the Class C section to this section as well, “Over time, fees paid under this distribution and service plan will increase the cost of a Class [A] shareholder’s investment and may cost more than other types of sales charges.”

Response: The disclosure has been revised as requested.

When Redemptions Are Sent

39.	Comment: Please provide all Item 11(c)(1) disclosure required (see redemption of shares before tax status in the SAI). Also include all required Item 11(c)(7) & (8) disclosure including whether redemption times vary under normal and stressed market conditions or if they vary based on method of redemption.

Response: The following disclosure has been added:

The Fund typically expects that it will take up to three business days following the receipt of your redemption request to pay out redemption proceeds by check or electronic transfer. The Fund typically expects to pay redemptions from cash, cash equivalents, proceeds from the sale of Fund shares, and then from the sale of portfolio securities. These redemption payment methods will be used in regular and stressed market conditions

Frequent Purchases and Redemptions of Fund Shares

40.	Comment: Please disclose the actual policy that is used to determine what constitutes market timing.

Response: The Registrant respectfully declines to revise the existing disclosure.

41.	Comment: Within the fourth paragraph of this section, please identify what specific actions will be taken by the Fund when market timing is detected and whether they are imposed uniformly. If not imposed uniformly, please add additional risk disclosure regarding the subjective nature of identifying market timing.

Response: The Registrant respectfully declines to revise the existing disclosure.

42.	Comment: With regard to the disclosure, “…to the extent known to the financial intermediary…” – please disclose the process by which other service providers may detect market timing activity.

Response: The Registrant respectfully declines to revise the existing disclosure.

Statement of Additional Information

Cover Page

43.	Comment: Please add the Fund’s semi-annual report to the disclosure.

Response: The disclosure has been revised as requested.

Investment Restrictions

44.	Comment: When referring to the Investment Company Act of 1940, as amended, in this section, please provide additional disclosure that details the specific limitations that are being referred to in the Act.

Response: The following disclosure has been added:

With respect to interpretations of the SEC or its staff described in fundamental restriction number 2 above, the SEC and its staff have identified various securities trading practices and derivative instruments used by mutual funds that give rise to potential senior security issues under Section 18(f) of the 1940 Act, which prohibits mutual funds from issuing senior securities. Under the 1940 Act, a mutual fund may borrow from a bank, provided that immediately after any such borrowing there is an asset coverage of at least 300 percent for all borrowings; or from a bank or other persons for temporary purposes only, provided that such temporary borrowings are in an amount not exceeding 5% of the Fund's total assets at the time when the borrowing is made. However, rather than rigidly deeming all such practices outside of bank borrowing as impermissible forms of issuing a "senior security" under Section 18(f), the SEC and its staff through interpretive releases, including Investment Company Act Release No. 10666 (April 18, 1979), and no-action letters has developed an evolving series of methods by which a fund may address senior security issues. In particular, the common theme in this line of guidance has been to use methods of "covering" fund obligations that might otherwise create a senior security-type obligation by holding sufficient liquid assets that permit a fund to meet potential trading and derivative-related obligations. Thus, a potential Section 18(f) senior security limitation is not applicable to activities that might be deemed to involve a form of the issuance or sale of a senior security by the Fund, provided that the Fund's engagement in such activities is consistent with or permitted by Section 18 of the 1940 Act, the rules and regulations promulgated thereunder or interpretations of the SEC or its staff.

Compensation (Trustee)

45.	Comment: Please update the date and compensation figures within this section.

Response: The disclosure has been revised to include the following (italics added for emphasis):

Effective January 1, 2019, each Trustee who is not affiliated with the Trust or an investment adviser to any series of the Trust will receive a quarterly fee of $46,250, allocated among each of the various portfolios comprising the Trust, for his attendance at the regularly scheduled meetings of the Board of Trustees, to be paid in advance of each calendar quarter, as well as reimbursement for any reasonable expenses incurred. Previously, each Trustee who is not affiliated with the Trust or an investment adviser to any series of the Trust received a quarterly fee of $35,875. In addition to the quarterly fees and reimbursements, the Chairman of the Board receives a quarterly fee of $11,250 and the Audit Committee Chairman receives a quarterly fee of $8,750.

Control Persons

46.	Comment: Please define control persons and principal shareholders and describe their impact on all shareholders.

Response: The disclosure has been revised to include the following (italics added for emphasis):

A principal shareholder is any person who owns of record or beneficially 5% or more of the outstanding shares of the Fund. A control person is one who owns beneficially or through controlled companies more than 25% of the voting securities of a company or acknowledged the existence of control and may be able to determine or significantly influence the outcome of matters submitted to a vote of the Fund’s shareholders.

Investment Advisor

47.	Comment: Given the disclosure, “Subject to the authority of the Board of Trustees, the Advisor is responsible for the overall management of the Fund's business affairs. Pursuant to an investment advisory agreement (the "Advisory Agreement") with the Trust, on behalf of the Fund, the Advisor, subject to the supervision of the Board of the Trust, and in conformity with the stated policies of the Fund, manage the operations of the Fund. The Adviser is responsible for selecting investments and assuring that investments are made according to the Fund's investment objective, policies and restrictions.” – please revise to clarify the specific duties of adviser and sub-adviser respectively.

Response:

Subject to the authority of the Board of Trustees, the Advisor is responsible for the overall management of the Fund's business affairs. Pursuant to an investment advisory agreement (the "Advisory Agreement") with the Trust, on behalf of the Fund, the

Advisor, subject to the supervision of the Board of the Trust, and in conformity with the stated policies of the Fund, manage the operations of the Fund. The Adviser is responsible for overseeing the sub-adviser and assuring that investments are made according to the Fund's investment objective, policies and restrictions.”

Proxy Voting Policies

48.	Comment: Please provide more details on the Fund’s proxy voting policy per Item 17(f).

Response: The Registrant respectfully declines to change the existing disclosure and notes that the sub-adviser’s proxy voting policies are included as Appendix A to the Registration Statement.

Rule 12b-1 Plans

49.	Comment: Please review and revise as appropriate to ensure that the amounts depicted in the tables within this section are accurate with regard to Class C shares. It appears there may be a discrepancy between the amounts depicted and the fee table.

Response: The Registrant confirms that tables within this section are accurate.

Fair Value Committee and Valuation Process

50.	Comment: Please this section to more clearly explain pricing, first by daily market quotes and then discuss fair value pricing include the fair value committee and the fair value process.

Response: The Registrant respectfully declines to revise the existing disclosure.

Part C

51.	Comment: Please confirm that all applicable exhibits and disclosure will be updated or revised as necessary.

Response: The Registrant so confirms.

52.	Comment: Please ensure that the Trust’s Chief Financial Officer signs the registration statement directly and not through a power of attorney.

Response: The Registrant is unaware of any Statute or Rule that prevents the Trust’s Chief Financial Officer from signing the registration statement through a validly executed power of attorney.

If you have any questions or additional comments, please call the undersigned at 614-469-3353.

Very truly yours,

/s/ Andrew Davalla

Andrew Davalla

Cc: JoAnn M. Strasser